

June 29, 2020

Adam W. Miller
Chief Financial Officer
Knight-Swift Transportation Holdings Inc.
20002 North 19th Avenue
Phoenix, Arizona 85027

> **Re: Knight-Swift Transportation Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Response letter dated June 18, 2020**
> **File No. 001-35007**

Dear Mr. Miller:

We have reviewed your June 18, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2020 letter.

Form 10-K for Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Segments, page 83

1. Your response to prior comment 1 states that your operating segments are organized around the types of transportation services provided to your customers and the types of equipment utilized in providing those transportation services. Please tell us why the chief operating decision maker elects to separately analyze the operating performance of each of the operating segments you have identified (i.e., explain why the company is organized in the manner that it is).

2. We note from your response to prior comment 2 that nine of the nineteen operating

segments you identified met the criteria in FASB ASC 280-10-50-11 for aggregation into the Trucking reportable segment. Provide us with a more detailed analysis of your consideration of the aggregation criteria. For example, your response states that the nine trucking operating segments provided transportation services to one class / type of customer. Describe in greater detail how the needs of your customers differ and how you meet those needs with your various service offerings. As part of this analysis, tell us whether rate per mile from your customers, the percentage of miles for which you are compensated, and the number of loaded miles you generate with your equipment tend to be consistent for your service offerings.

3. As it relates to your aggregation of the Trucking reportable segment based on economic characteristics, please respond to the following:

    • Tell us why you believe the Adjusted Operating Ratio, a non-GAAP measure you note measures operating efficiency, is an appropriate indicator of the economic characteristics of your trucking operating segments;

    • Explain how you considered other metrics in analyzing whether the aggregated segments have similar economic characteristics, such as the primary indicators identified in your Form 10-K used to "monitor [y]our revenue and expense performance and efficiency", and;

    • Provide us with the historical quantitative information you reviewed to conclude the nine aggregated operating segments were economically similar and your historical and projected revenues and segment operating income for each of these operating segments. Identify by name the nine operating segments you have aggregated as part of your response.

    You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation